MANAGEMENT’S ASSERTION REGARDING COMPLIANCE WITH RULE 17F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 15, 2023, and from April 11, 2023 through June 15, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 15, 2023, with respect to securities reflected in the investment accounts of the Funds.

Schwab Annuity Portfolios

/s/ Jonathan de St. Paer
Jonathan de St. Paer
President and Chief Executive Officer

/s/ Dana Smith
Dana Smith Treasurer and Chief Financial Officer

September 12, 2023

INDEPENDENT ACCOUNTANT’S REPORT

To the Board of Trustees of Schwab Annuity Portfolios

We have examined management’s assertion, included in the accompanying Management’s Assertion Regarding Compliance with Rule 17f-2 Under the Investment Company Act of 1940, that Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio (three of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the “specified requirements”) as of June 15, 2023, with respect to securities reflected in the investment accounts of the Funds. The Funds’ management is responsible for its assertion. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examinations to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management’s assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of June 15, 2023, and with respect to agreement of security purchases and sales, for the period from April 11, 2023 (the date of our last examinations) through June 15, 2023:

1.	Confirmation of Charles Schwab & Co, Inc.’s (“CS&Co.”) omnibus account for the underlying mutual fund investments at June 15, 2023 with the underlying mutual funds’ transfer agents.

2.

Reconciliation of the omnibus account for the underlying mutual fund investments per the books and records of CS&Co. to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at June 15, 2023, in all material respects.

3.	Agreement of the Funds’ underlying mutual fund investments at June 15, 2023 as recorded on the books and records of the Funds to the shareholder books and records of CS&Co.

4.

Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from April 11, 2023 through June 15, 2023 from the books and records of the Funds to the books and records of CS&Co.

Our examinations do not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 15, 2023, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Annuity Portfolios and the U.S. Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

Denver, Colorado

September 12, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				June 15, 2023
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				June 15, 2023
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced with Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				June 15, 2023
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105